As filed with the Securities and Exchange Commission on April 1, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
Under Schedule B of
THE SECURITIES ACT OF 1933

Japan Finance Corporation for
Municipal Enterprises
(Issuer)
Japan
(Guarantor)
(Names of Registrants)

Shisei Kaikan (Municipal Research Building)
1-3 Hibiya Koen
Chiyoda-ku
Tokyo 100-0012, Japan
(Address of Principal Executive Office of Japan Finance Corporation for Municipal Enterprises)

Names and addresses of Duly Authorized Representatives:

For the issuer: Puglisi & Associates 850 Library Avenue, Suite 204 P.O. Box 885 Newark, Delaware 19715	For the Guarantor: Nobuchika Mori Consulate General of Japan in New York 1 Chase Manhattan Plaza New York, New York 10005

Copies to
John D. Young, Jr.
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

         Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as described herein.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount Being	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Unit(2)	Offering Price(2)	Fee(3)

Debt Securities	$1,345,794,392	100%	$1,345,794,392	$0

Guarantee of Japan	—	—	—	—

(1)	Or, in the case of Debt Securities issued at an original issue discount, such greater principal amount as will result in an aggregate public offering price of such registered amount and, in the case of Debt Securities denominated in a currency other than U.S. dollars, such principal amount in such currency as will result in an aggregate public offering price of such registered amount when converted into U.S. dollars at the exchange rate in effect on the date such Debt Securities are initially offered to the public.

(2)	Estimated solely for the purpose of determining the registration fee.

(3)	An aggregate of $158,400 of the amount of the registration fee was previously paid in connection with the previous registration of $600,000,000 of unissued securities by the Registrant pursuant to Registration Statement No. 333-12942. Accordingly, pursuant to Rule 457(p) under the Securities Act, $158,400 is being offset against the total registration fee due for this Registration Statement.
         The Debt Securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.
         Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and Supplements to such Prospectus also relate to Registration Statement No. 333-2558 previously filed by the Registrant on December 3, 1998.
         The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
      This registration statement contains a prospectus, consisting of a cover page, page ii and pages 1 through 8 relating to debt securities of Japan Finance Corporation for Municipal Enterprises (“JFM”) and guarantees of Japan. A maximum aggregate principal amount of U.S.$1,505,794,392 or its equivalent in other currencies or currency units of debt securities may be offered and sold in the United States pursuant to the prospectus on or after the date of effectiveness of this registration statement. Of such aggregate principal offering amount, U.S.$1,345,794,392 is registered hereby and U.S.$160,000,000 was previously registered under the Registrant’s Registration Statement No. 333-2558. The first U.S.$160,000,000 offered and sold pursuant to the prospectus contained herein shall be deemed to be the securities registered under Registration Statement No. 333-2558.
      JFM offers its securities as separate issues from time to time on the terms and in the manner to be specified in supplements to the prospectus contained in this registration statement. Upon any public offering or sale in the United States of such other debt securities covered by the prospectus, one or more prospectus supplements describing such debt securities and the particular terms of such offer or sale will be filed in accordance with the rules of the SEC.

The information in this Prospectus is not complete and may be changed. JFM may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 1, 2005
PROSPECTUS
Japan Finance Corporation for
Municipal Enterprises
(Issuer)
Japan
(Guarantor)
$1,505,794,392
Debt Securities
         Japan Finance Corporation for Municipal Enterprises (“JFM”) will provide specific terms of these securities in supplements to this Prospectus (“Prospectus Supplements”). You should read this Prospectus and any Prospectus Supplement carefully before you invest. This Prospectus may not be used to make offers or sales of securities unless accompanied by a Prospectus Supplement.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is                     ,           .

ABOUT THIS PROSPECTUS
      This Prospectus is part of a registration statement that JFM and Japan filed with the Securities and Exchange Commission (the “Commission”) under a “shelf” registration process. Under this shelf process, JFM may, from time to time, sell debt securities (“Debt Securities”) described in this Prospectus in one or more offerings up to a total dollar amount of $1,505,794,392. This Prospectus provides you with a general description of the Debt Securities JFM may offer. Each time JFM sells Debt Securities under this shelf process, JFM will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and the relevant Prospectus Supplement together with additional information under the heading “Where You Can Find More Information”.
      Issuance of any guarantee by Japan of any Debt Securities will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will require authorization by Japan of any guarantee of such Debt Securities on a case-by-case basis.
      None of JFM, Japan or the underwriters of the Debt Securities to which any particular Prospectus Supplement relates has authorized any dealer, salesman or other person to give any information or to make any representation not contained in this Prospectus or such a Prospectus Supplement. If any such dealer, salesman or other person has given or made such information or representation, you must not rely upon such information or representation as having been authorized by JFM, Japan or such underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

ii

WHERE YOU CAN FIND MORE INFORMATION
      JFM and Japan file annual reports, amendments to annual reports and other information with the Commission. These reports and amendments include certain financial, statistical and other information about JFM and Japan, and may be accompanied by exhibits. You may read and copy any document JFM and Japan file with the Commission at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Commission maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the Commission.
      The Commission allows JFM and Japan to “incorporate by reference” the information JFM and Japan file with the Commission, which means that JFM and Japan can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. JFM and Japan incorporate by reference the documents listed below:

•	JFM’s and Japan’s Annual Reports on Form 18-K for the year ended March 31, 2004; and

•	All amendments to JFM’s and Japan’s Annual Reports on Form 18-K for the year ended March 31, 2004 filed prior to the date of this Prospectus.
      JFM and Japan also incorporate by reference all future annual reports and amendments to annual reports, and any other information JFM and Japan file with the Commission pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934 until it sells all of the Debt Securities. Each time JFM or Japan files a document with the Commission that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.
      You may request a copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling JFM. Written requests for such documents should be directed to Japan Finance Corporation for Municipal Enterprises, Shisei Kaikan (Municipal Research Building), 1-3 Hibiya Koen, Chiyoda-ku, Tokyo 100-0012, Japan, Attention: Funds Division, Funds and Accounting Department. JFM’s Funds Division telephone number is 81-3-3539-2698. The Internet site of JFM is www.jfm.go.jp. The information on the website is not incorporated by reference into this Prospectus.
JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
      JFM was established in 1957 under the Japan Finance Corporation for Municipal Enterprises Law as a governmental financial institution. JFM’s purpose is to provide low-cost, long-term funds for projects undertaken by municipal enterprises and for certain construction projects undertaken by local governments and local public corporations established by local governments. JFM raises funds from the private sector through the issuance of bonds.
      The Japanese Government owns all of JFM’s capital, and JFM is subject to government control and supervision. The Government Agencies Budget, which the Minister of Finance formulates and which is subject to approval by the Diet, includes JFM’s annual budget of revenues and expenditures. The Minister for Internal Affairs and Communications and the Minister of Finance appoint JFM’s Governor and Auditor.
JAPAN
      Japan is a mountainous island country in the western Pacific, with a population of over 127 million. Japan has a parliamentary form of government. The Diet, which consists of a House of Representatives and a House of Councillors, holds the legislative power.

APPLICATION OF PROCEEDS
      JFM will use the net proceeds from the sale of the Debt Securities for its general financing purposes.
DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE
      The following is a brief summary of the terms and conditions of the Debt Securities and the Fiscal Agency Agreement or Agreements pursuant to which they will be issued (the “Fiscal Agency Agreement”). JFM has filed or will file copies of the forms of Debt Securities and the form of Fiscal Agency Agreement as exhibits to the Registration Statement of which this Prospectus is a part. The following summary does not purport to be complete, and you should refer to such exhibits for more complete information.
General
      From time to time, JFM may authorize and issue Debt Securities in one or more series. The Prospectus Supplement that relates to your Debt Securities will specify the following terms:

•	The designation, aggregate principal amount, currency, any limitation on such principal amount and authorized denominations;

•	The percentage of their principal amount at which such Debt Securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, which may be fixed or variable, and the dates for payment of interest, if any;

•	The paying agencies where payments of principal, premium, if any, and interest, if any, will be made;

•	Any optional or mandatory redemption terms or repurchase or sinking fund provisions; and

•	Other specific provisions.
      If JFM issues any Debt Securities at an original issue discount or payable in a currency other than the United States dollar, the Prospectus Supplement relating to such Debt Securities will also describe special U.S. federal income tax and other considerations applicable to such Debt Securities.
      JFM and Japan will appoint a fiscal agent (the “Fiscal Agent”) or agents in connection with the Debt Securities. The Fiscal Agency Agreement will set forth the Fiscal Agent’s duties. The Fiscal Agent will be a bank or trust company named in the applicable Prospectus Supplement, but JFM and Japan may replace the Fiscal Agent and may appoint different fiscal agents for different series of Debt Securities. JFM and Japan may maintain deposit accounts and conduct other banking and financial transactions with the Fiscal Agent. The Fiscal Agent is the agent of JFM and Japan, is not a trustee for the holders of Debt Securities and does not have the same responsibilities or duties to act for such holders as would a trustee.
Rank of Debt Securities
      The Debt Securities will be unsecured. At the time of issuance they will rank at least equally in right of payment with all other indebtedness of JFM, except that the Japanese Civil Code grants certain preferential rights, such as preferential rights of employees to wages, to certain specified types of creditors.
      Under the Japan Finance Corporation for Municipal Enterprises Law, the holders of notes JFM issues, including the holders of Debt Securities, will have the benefit of a preferential right to be repaid prior to JFM’s other unsecured obligations (with the exception of obligations in respect of national and local taxes and certain other statutory exception).
Guarantee of Japan
      Japan will unconditionally guarantee payment of principal of and premium, if any, and interest on the Debt Securities. The guarantee will be a general obligation of Japan, and Japan will pledge its full faith and credit for the performance of the guarantee. The guarantee will rank equally in right of payment with all other general obligations of Japan without any preference one above the other by reason of priority of date of issue or otherwise. Japan will agree that the guarantee may be enforced, in the event of default by JFM, without making prior demand upon or seeking to enforce remedies against JFM.
      Issuance of any such guarantee will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will, on a case-by-case basis, necessitate the obtaining of authorization by Japan of any such guarantee.
Redemption
      If the Debt Securities of a series provide for mandatory redemption, or redemption at the election of JFM, such redemption shall be on at least 30 days’ notice. In event of redemption in part, the Fiscal Agent will select the Debt Securities to be redeemed by lot or in any usual manner it approves. The Fiscal Agent will mail notice of such redemption to holders of registered Debt Securities of such series, to their last addresses as they appear on the register of the Debt Securities of such series.
Japanese Taxation
      The following description of Japanese taxation (limited to national taxes) applies to interests on the Debt Securities issued by JFM outside Japan and payable outside Japan as well as to certain aspects of capital gains, inheritance and gift taxes. You should note that the following description of Japanese taxation is not exhaustive.
      Tax Withholding Rules. Certain recipients of interest on the Debt Securities are subject to the following Japanese tax withholding rules:
      • If the recipient of interest on any Debt Securities is:

—	A non-resident of Japan with no permanent establishment within Japan;

—	A non-Japanese corporation with no permanent establishment within Japan; or

—	A non-resident of Japan or non-Japanese corporation with a permanent establishment within Japan, but the receipt of interest on the relevant Debt Securities is not attributable to the business carried on within Japan by such recipient through such permanent establishment, then, no Japanese income or corporate tax is payable with respect to such interest by way of withholding or otherwise, if such recipient complies with certain requirements. Such requirements include:

—	If the relevant Debt Securities are held through a certain participant (“Participant”) in an international clearing organization such as Euroclear System, Clearstream Banking, société anonyme and The Depository Trust Company, or a certain financial intermediary prescribed by the Special Taxation Measures Law of Japan and the relevant cabinet order thereunder (such Law, cabinet order and the related ministerial regulation are called the “Law”), the requirement to provide certain information prescribed by the Law (“Exemption Information”) to enable the Participant to establish that the recipient is exempt from the requirement for Japanese tax to be withheld or deducted; and

—	If the relevant Debt Securities are not held by a Participant, the requirement to submit to the Fiscal Agent (or a separate paying agent, if one is appointed) a claim for exemption from withholding tax (the “Claim for Exemption”), together with certain documentary evidence.

Failure to comply with the requirements described above will result in the withholding by JFM of income tax at the rate of 15% unless any lower rate or exemption is applicable under the relevant tax treaty between Japan and another country. Non-residents of Japan or non-Japanese corporations that are entitled to a reduced rate of Japanese withholding tax or exemption from Japanese withholding tax on payment of interest by JFM are required to submit an “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Interest” in advance through JFM to the relevant tax authority before payment of interest.

      • If the recipient of interest on any Debt Securities is:

—	A Japanese bank;

—	A Japanese insurance company;

—	A Japanese securities company; or

—	Any other Japanese financial institution that falls under one of certain categories prescribed by the relevant cabinet order under Article 6, Paragraph 8 of the Special Taxation Measures Law,

and such recipient complies with, among others, the requirement to provide the Exemption Information or to submit the Claim for Exemption, as the case may be, no income tax will be imposed by way of withholding or otherwise. The recipient will, however, be subject to regular corporate tax with respect to such interest.
      • If the recipient of interest on any Debt Securities is:

—	A non-resident of Japan with a permanent establishment within Japan; or

—	A non-Japanese corporation with a permanent establishment within Japan,

and the receipt of interest is attributable to the business carried on within Japan by the recipient through such permanent establishment, then such interest will not be subject to the withholding by JFM of income tax at the rate of a 15%, provided that the recipient complies with, among others, the requirement to provide the Exemption Information or to submit the Claim for Exemption, as the case may be. The amount of such interest will, however, be included in the recipient’s other Japanese source income which is subject to Japanese taxation, and will be subject to regular income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is a resident of Japan or a Japanese corporation other than any of the following institutions that complies with the requirement described below:

—	Japanese banks;

—	Japanese insurance companies;

—	Japanese securities companies;

—	other Japanese financial institutions that fall under certain categories prescribed by the relevant cabinet order under Article 3-3, Paragraph 6 of the Special Taxation Measures Law (such institutions, together with Japanese banks, insurance companies and securities companies, are called “Specified Financial Institutions”); or

—	Japanese public corporations designated by the relevant law (“Public Corporations”),

and such recipient receives payment of interest through certain payment handling agents in Japan (“Japanese Payment Handling Agents”), such agents will withhold income tax at the rate of 15%. An individual recipient that receives interest through a Japanese Payment Handling Agent will be subject only to such withholding tax. In all other cases, the recipient must include the amount of interest in the recipient’s gross income and will be subject to normal income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is:

—	A Public Corporation that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, a Japanese Payment Handling Agent with custody of the Debt Securities (the “Japanese Custodian”); or

—	A Specified Financial Institution that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, the Japanese Custodian,

and such recipient submits through the Japanese Custodian, to the competent tax authority, the report prescribed by the Law, no income tax will be imposed by way of withholding or otherwise on such portion of interest as is prescribed by the relevant cabinet order. Any amount of interest received by such recipient in excess of the non-taxable portion described above will be subject to the withholding by the Japanese

Custodian of income tax at the rate of 15%. Any interest on Debt Securities received during the period such Debt Securities are held by a Japanese Payment Handling Agent will not be subject to the withholding by JFM of income tax at the rate of 15%.

      Capital Gains, Inheritance and Gift Taxes. Gains derived from the sale outside Japan of Debt Securities by a non-resident of Japan or a non-Japanese corporation are generally not subject to Japanese income or corporate tax. Gains derived from the sale in Japan of Debt Securities by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are generally not subject to Japanese income or corporate tax. An individual, regardless of his or her residency, who has acquired Debt Securities as legatee, heir or donee from an individual may be required to pay Japanese inheritance or gift tax at progressive rates.
United States Taxation
      For special United States federal income tax and other considerations applicable to particular issues of Debt Securities (such as Debt Securities issued with original issue discount or Debt Securities denominated in a currency other than the United States dollar), you should read a further description of such considerations in the Prospectus Supplement relating thereto. You should note that the following description of United States taxation is not exhaustive.
      United States Holders. Interest on the Debt Securities will not be exempt from United States taxation generally. In the opinion of Sullivan & Cromwell LLP, interest paid by JFM on the Debt Securities constitutes income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.
      Non-United States Holders. In the opinion of Sullivan & Cromwell LLP, and subject to the discussion of backup withholding below, interest on the Debt Securities is currently exempt from United States federal income tax if paid to:

•	An individual who is not a citizen or resident of the United States, whether or not such individual is engaged in trade or business in the United States; or

•	A corporation organized under the laws of a country other than the United States, whether or not such corporation is engaged in trade or business in the United States,

unless:

The corporation is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the United States Internal Revenue Code; or

The individual or corporation has an office or other fixed place of business in the United States to which the interest is attributable, the interest is derived in the active conduct of a banking, financing or similar business within the United States, and certain other conditions exist.
      A beneficial owner of a Debt Security who or that is:

•	A non-resident alien individual; or

A foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of a Debt Security,

will not be subject to United States federal income tax on any gain realized on the sale or retirement of a Debt Security,

unless:

•	Such gain is effectively connected with the conduct by the holder of a United States trade or business; or

In the case of an individual, the holder is present in the United States for 183 days or more during the taxable year in which such gain is realized and either the holder has a “tax home” in the United States or the gain is attributable to an office or other fixed place of business maintained by the holder in the United States.
      The Debt Securities are not includible in the gross estate for purposes of the United States estate tax in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.
      Backup Withholding and Information Reporting. Backup withholding tax and certain information reporting requirements may apply to payments of principal of and premium and interest, if any, on the Debt Securities made to certain non-corporate holders if such payments are made or are considered made in the United States (including payments made by wire transfer from outside the United States to an account maintained by the holder with the Fiscal Agent or paying agent in the United States). If the conditions relating to place of payment are satisfied, non-resident alien individuals are generally exempt from backup withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption. Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a person who sells a Debt Security through a United States office of a broker. In addition, information reporting (but not backup withholding) will apply to a person that sells a Debt Security through any of the following persons or entities, unless the holder provides documentary evidence of non-U.S. status or otherwise establishes an exemption:

•	A non-United States office of a United States broker;

•	A non-United States office of a broker that is a controlled foreign corporation for United States tax purposes or that is a person 50% or more of whose income for a specified period is effectively connected with a United States trade or business; or

•	A foreign partnership, if at any time during its taxable year one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital, or if at any time during its taxable year such foreign partnership is engaged in a United States trade or business.
Acceleration of Maturity
      With respect to any series of Debt Securities, in case of the following types of default, each Debt Security of such series will become due and payable at the option of the holder of such Debt Security upon written notice to the Fiscal Agent, unless all defaults shall have been cured prior to the receipt of such notice by the Fiscal Agent:

•	Default in any payment, when due, of principal (if due in installments) of or premium, if any, or interest on any of the Debt Securities of such series, or, if such series is entitled to a sinking fund, in the deposit, when due, of any sinking fund payment, and continuance of such default for a period of 30 days; or

•	Default in the performance of any other covenant contained in the Debt Securities of such series and the continuance of such default for a period of 90 days following written notice thereof to JFM by a holder.
      The Fiscal Agency Agreement will not require JFM to furnish to the Fiscal Agent periodic evidence as to the absence of default.
Governing Law
      The Fiscal Agency Agreement, the Debt Securities and the guarantee of Japan will all provide that they shall be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization and execution by JFM and Japan of the Fiscal Agency Agreement and the Debt Securities and the guarantee of Japan, as the case may be, and any other matters required to be governed by the laws of Japan.

Jurisdiction and Enforceability
      JFM will effect the irrevocable appointment of the Fiscal Agent as its authorized agent upon which process may be served in any action based upon the Debt Securities (i.e., asserting rights set forth in the Debt Securities) which any holder of a Debt Security may institute in any State or Federal court in The City of New York. JFM will accept the jurisdiction of such court in such action. JFM will also waive irrevocably any immunity from jurisdiction (but not execution) to which it might otherwise be entitled in any action based upon the Debt Securities. The Fiscal Agent is not the agent for service for actions brought under the federal securities laws, and JFM’s waiver of immunity does not extend to such actions. Although Japan is subject to suit based upon the guarantee of the Debt Securities before the Tokyo District Court, Japan has not consented to the jurisdiction of any court outside Japan in connection with actions brought against it for any purpose in any way relating to the Debt Securities or its guarantee of the Debt Securities, has not appointed an agent for service of process in connection with any such action and has not agreed to waive any degree of sovereign immunity to which it may be entitled in any such action.
      If you bring an action against JFM under federal securities laws or against Japan for any purpose, unless JFM or Japan (as the case may be) waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against JFM or Japan, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976 precludes the granting of sovereign immunity. Even if you could obtain a United States judgment in any such action under that Act, you may not be able to obtain a judgment in Japan based on such a United States judgment. Moreover, you may not be able to execute upon property of JFM or Japan located in the United States to enforce a judgment obtained under that Act except under the limited circumstances specified in that Act.
PLAN OF DISTRIBUTION
      JFM may sell Debt Securities directly, to or through underwriters or through agents. Each Prospectus Supplement with respect to Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of the underwriters or agents, the public offering price of such Debt Securities and the net proceeds to JFM from such sale, any underwriting discounts or other items constituting underwriters’ or agents’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.
      If underwriters are used in the sale, they will acquire Debt Securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offer of Debt Securities to the public may take the form of an offer through underwriting syndicates represented by managing underwriters, or a direct offer by one or more investment banking firms or others, as designated. Unless the applicable Prospectus Supplement otherwise indicates, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Debt Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
      JFM may, directly or through agents it designates, sell Debt Securities from time to time. The applicable Prospectus Supplement will name any agent involved in the offer or sale of Debt Securities and set forth any commissions payable by JFM to such agent. Unless such Prospectus Supplement otherwise indicates, any such agent will be acting on a best efforts basis for the period of its appointment.
      In compliance with guidelines of the National Association of Securities Dealers, Inc., the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.
      If the applicable Prospectus Supplement so indicates, JFM will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from JFM at the public offering price set forth in such Prospectus Supplement pursuant to “delayed delivery” contracts. Purchasers of Debt Securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Debt Securities on a date or dates stated in the applicable Prospectus Supplement. Such contracts will be subject only to those conditions set forth in such Prospectus Supplement and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.
      The applicable Prospectus Supplement will describe limitations on sales to certain persons of Debt Securities (including limitations imposed by relevant Japanese laws), if any.
      Agents and underwriters may be entitled under agreements into which they enter with JFM to indemnification by JFM against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of such liabilities. Agents and underwriters may engage in transactions with or perform services for JFM in the ordinary course of business.
AUTHORIZED AGENTS IN THE UNITED STATES
      The authorized agent in the United States for JFM, for the purpose of the United States Securities Act of 1933, is Donald J. Puglisi, whose address is: Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715. The authorized agent for Japan is Nobuchika Mori, whose address is: Consulate General of Japan in New York, 1 Chase Manhattan Plaza, New York, New York 10005.
VALIDITY OF SECURITIES
      Nagashima Ohno & Tsunematsu, Tokyo, Japan, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities, and all other matters of Japanese law and procedure on behalf of JFM and Japan. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities. In giving their opinions, Sullivan & Cromwell LLP may rely as to all matters of Japanese law and procedure on the opinion of Nagashima Ohno & Tsunematsu, and Nagashima Ohno & Tsunematsu may rely as to matters of New York law upon the opinion of Sullivan & Cromwell LLP.
FURTHER INFORMATION
      The Registration Statement of which this Prospectus is a part, any post-effective amendment to such Registration Statement, and the Prospectus Supplement or Supplements relating to any series or issue of the Debt Securities, which are on file with the Commission, contain further information concerning such series or issue.
      The Governor of JFM, in his official capacity as such Governor, thereunto duly authorized, has supplied the information set forth in this Prospectus under the caption “Japan Finance Corporation for Municipal Enterprises” and the information incorporated in this Prospectus by reference relating to JFM, and such information is stated on his authority.
      The Minister of Finance of Japan, in his official capacity as such Minister, thereunto duly authorized, has supplied the information set forth in this Prospects under the caption “Japan” and the information incorporated in this Prospectus by reference relating to Japan, and such information is stated on his authority.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
      (The information in this Part II relates to the registrant Japan Finance Corporation for Municipal Enterprises except with respect to certain exhibits which are filed on behalf of both registrants.)
      An itemized statement of the estimated amounts of expenses, other than underwriting discounts and commissions, payable by JFM in connection with the sale of a particular issue of Debt Securities will be provided in an amendment to JFM’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.
UNDERTAKINGS
      The registrants undertake:
      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
provided, however, that the registrants shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in Annual Reports on Form 18-K or amendments thereto filed by the registrants under the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.
      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrants’ respective Annual Reports on Form 18-K under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
AGREEMENT TO PROVIDE LEGAL OPINION
      The registrants hereby agree to furnish copies of the opinions of Nagashima Ohno & Tsunematsu, Japanese counsel to Japan Finance Corporation for Municipal Enterprises and Japan, as required, in amendments to JFM’s Annual Report on Form 18-K incorporated by reference in, or in post-effective amendments to, this Registration Statement.

CONTENTS
      This Registration Statement consists of:
      (1) Facing sheet.
      (2) Part I consisting of the Prospectus.
      (3) Part II consisting of pages numbered II-1 through II-4.
      (4) The following Exhibits:

A. Form of proposed Underwriting Agreement.

B. Form of proposed Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).

C. Statement of Business Procedures of Japan Finance Corporation for Municipal Enterprises (English translation) (filed as Exhibit 4 to the registrant’s Annual Report on Form 18-K for the year ended March 31, 2003 and incorporated herein by reference).

D. Consent of Yuji Watanabe, Governor of Japan Finance Corporation for Municipal Enterprises. (Included on page II-3.)

E. Consent of Sadakazu Tanigaki, Minister of Finance of Japan. (Included on page II-4.)

F. Consent and address of Sullivan & Cromwell LLP.

G. Consent and address of Nagashima Ohno & Tsunematsu.

H. Laws relating to authorization of Debt Securities and the Guarantee thereof by Japan and certificate thereto.

SIGNATURES
(of the Issuer)
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan Finance Corporation for Municipal Enterprises has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, on the 29th day of March, 2005.

JAPAN FINANCE CORPORATION
FOR MUNICIPAL ENTERPRISES

By	/s/ Yuji Watanabe

Yuji Watanabe†,
Governor
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yuji Watanabe Yuji Watanabe	Governor (Principal Executive Officer)	March 29, 2005

/s/ Michihiko Urakami Michihiko Urakami	Executive Director in charge of Funds and Accounting Department (Principal Financial and Accounting Officer)	March 29, 2005

/s/ Donald J. Puglisi Donald J. Puglisi	Duly Authorized Representative in the United States of Japan Finance Corporation for Municipal Enterprises	March 29, 2005

†	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

SIGNATURES
(of the Guarantor)
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, and State of New York, on the 1st day of April, 2005.

JAPAN

By	Sadakazu Tanigaki†,

Minister of Finance

By	/s/ Nobuchika Mori

Nobuchika Mori, pursuant to delegated authority
Ministry of Finance, Consulate General of Japan in New York
      Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Japan in the United States, has signed this Registration Statement on the 1st day of April, 2005.

/s/ Nobuchika Mori

Nobuchika Mori

†	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

INDEX TO EXHIBITS

Exhibit
No.

A.	Form of proposed Underwriting Agreement.
B.	Form of proposed Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).
C.	Statement of Business Procedures of Japan Finance Corporation for Municipal Enterprises (English translation) (filed as Exhibit 4 to the registrant’s Annual Report on Form 18-K for the year ended March 31, 2003 and incorporated herein by reference).
D.	Consent of Yuji Watanabe, Governor of Japan Finance Corporation for Municipal Enterprises. (Included on page II-3.)
E.	Consent of Sadakazu Tanigaki, Minister of Finance of Japan. (Included on page II-4.)
F.	Consent and address of Sullivan & Cromwell LLP.
G.	Consent and address of Nagashima Ohno & Tsunematsu.
H.	Laws relating to authorization of Debt Securities and the Guarantee thereof by Japan and certificate thereto.